Exhibit 99.1

Huya Reports First Quarter 2018 Unaudited Financial Results

GUANGZHOU, China, June 5, 2018 — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Financial and Operating Highlights

•	Total net revenues[1] for the first quarter of 2018 increased by 111.5% to RMB843.6 million (US$134.5 million), from RMB398.9 million in the same period of 2017.

•	Net income attributable to Huya was RMB31.4 million (US$5.0 million) for the first quarter of 2018, compared with a net loss attributable to Huya of RMB41.7 million in the same period of 2017.

•	Non-GAAP net income attributable to Huya[2] was RMB67.6 million (US$10.8 million) for the first quarter of 2018, compared with a non-GAAP net loss attributable to Huya of RMB34.7 million in the same period of 2017.

•	Average mobile MAUs[3] in the first quarter of 2018 reached 41.5 million, representing an increase of 25.0% from 33.2 million in the first quarter of 2017.

•	Average MAUs[4] in the first quarter of 2018 reached 92.9 million, representing an increase of 19.2% from 78.0 million in the first quarter of 2017.

•	Total number of paying users[5] in the first quarter of 2018 reached 3.4 million, representing an increase of 34.9% from 2.5 million in the first quarter of 2017.

Mr. Rongjie Dong, Chief Executive Officer of Huya, commented, “We are pleased to deliver strong operational and financial results for our first quarter as a public company, highlighted by 25.0% growth in average mobile MAUs and 19.2% growth in average MAUs, both year-over-year, which fueled our 111.5% rise in revenue compared to the first quarter of 2017. Through the execution of our content-driven strategy, we have developed a large, engaged and growing user base that is now over 92 million, with an increasing portion represented by mobile users.

“We are committed to continuing to develop our wider-ranging content, advance our technological capabilities and improve user interfaces to ensure we maintain an industry-leading user experience. To that end, we recently entered into a strategic partnership with Tencent, cemented by significant investment from Tencent. Through this partnership we look forward to benefitting from access to Tencent’s content resources, particularly in the game and e-sports areas, which can further expand our active user base, broaden our content coverage and explore new opportunities for enhanced monetization capabilities.”

[1]	On January 1, 2018, we adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Based on our assessment, the adoption of ASC 606 did not have any material impact on our consolidated financial statements.
[2]	“Non-GAAP net (loss) income attributable to Huya” is defined as net (loss) income attributable to Huya before share-based compensation expenses and fair value loss on derivative liabilities. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.
[3]	Refers to average monthly active users on the Huya Live mobile app. Average mobile MAU for any period is calculated by dividing (i) the sum of our active users on our Huya Live mobile app for each month of such period, by (ii) the number of months in such period.
[4]	Refers to average monthly active users. Average MAU for any period is calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period.
[5]	Refers to a registered user that has purchased virtual items on Huya’s platform at least once during the period presented.

Mr. Dong concluded, “Our results build confidence in our strategy and solidify our leadership position in the game live streaming market. We are excited about our prospects as we devote our attention to growing our core business and exploring ways to further diversify our revenue streams in the future.”

Mr. Henry Sha, Chief Financial Officer of Huya, commented, “Our first quarter results get the year off to a strong start with rapid revenue growth and improved profitability. We continue to achieve a higher conversion rate of paying users driven by our continuous engagement efforts, and results in the quarter also benefited from our improvement in operational efficiencies and better monetization capabilities. We leveraged our revenue growth and operational efficiencies to deliver net income for the quarter versus a net loss in the year-ago period. Furthermore, our liquidity position remains strong as our rapid growth and solid results allowed us to generate net cash from operating activities. Our performance in the quarter gives us strong confidence in our growth prospects.”

First Quarter 2018 Financial Results

Total net revenues for the first quarter of 2018 increased by 111.5% to RMB843.6 million (US$134.5 million), from RMB398.9 million in the same period of 2017.

Live streaming revenues increased by 107.2% to RMB792.8 million (US$126.4 million) in the first quarter of 2018, from RMB382.6 million in the same period of 2017, primarily due to the increase in spending per paying user and the increase in the number of paying users on Huya’s platform. The increase in the number of paying users was primarily driven by increased online social activities and diversification of content offerings on our platform and our continuous efforts in converting active users into paying users.

Advertising and other revenues increased by 212.4% to RMB50.8 million (US$8.1 million) in the first quarter of 2018, from RMB16.3 million in the same period of 2017. This significant increase reflected the Company’s continuous efforts to expand the advertising services business that was launched in October 2016.

Cost of revenues increased by 86.2% to RMB712.5 million (US$113.6 million) in the first quarter of 2018 from RMB382.8 million in the same period of 2017, primarily attributable to the increase in revenue sharing fees and content costs as well as bandwidth costs. Revenue sharing fees and content costs increased by 111.4% to RMB513.6 million (US$81.9 million) in the first quarter of 2018 from RMB243.0 million in the same period of 2017, primarily due to the increase in sales of virtual items on Huya’s platform and continued investments in content such as e-sports tournaments. Bandwidth costs increased by 52.1% to RMB156.1 million (US$24.9 million) in the first quarter of 2018 from RMB102.7 million in same period of 2017, primarily due to an increase in bandwidth usage as a result of increased average MAUs on Huya’s platform and live streaming video quality improvement, partially offset by our improved efficiency in bandwidth utilization and increased deployment of cloud computing technologies.

Gross profit increased by 712.1% to RMB131.0 million (US$20.9 million) in the first quarter of 2018 from RMB16.1 million in the same period of 2017. Gross margin increased to 15.5% in the first quarter of 2018 from 4.0% in the same period of 2017, primarily due to Huya’s enhanced monetization efforts and our continued leverage on economies of scale.

Research and development expenses increased by 21.4% to RMB51.5 million (US$8.2 million) for the first quarter of 2018 from RMB42.4 million for the first quarter of 2017, mainly attributable to the increase in the salaries and welfare of research and development personnel.

Sales and marketing expenses increased by 70.3% to RMB25.9 million (US$4.1 million) for the first quarter of 2018 from RMB15.2 million for the first quarter of 2017, mainly attributable to the increase of marketing and promotion expenses due to enhanced efforts in promoting our brand name and cooperating with various marketing channels.

General and administrative expenses increased by 251.2% to RMB35.8 million (US$5.7 million) for the first quarter of 2018 from RMB10.2 million for the first quarter of 2017, mainly due to the increase in share-based compensation expenses related to the share awards newly granted, as well as salaries and welfare of management personnel.

Operating income was RMB28.2 million (US$4.5 million) for the first quarter of 2018, compared with an operating loss of RMB42.2 million in the same period of 2017.

Non-GAAP operating income, which excludes share-based compensation expenses, was RMB52.5 million (US$8.4 million) for the first quarter of 2018, compared with a non-GAAP operating loss of RMB35.2 million in the same period of 2017.

Net income attributable to HUYA Inc. was RMB31.4 million (US$5.0 million) for the first quarter of 2018, compared with a net loss attributable to HUYA Inc. of RMB41.7 million in the same period of 2017.

Non-GAAP net income attributable to HUYA Inc. in the first quarter of 2018, which excludes share-based compensation expenses and fair value loss on derivative liabilities related to the Company’s preferred shares, the conversion features of which are required to be bifurcated and accounted for as derivative liabilities in the first quarter of 2018, was RMB67.6 million (US$10.8 million), compared with a non-GAAP net loss attributable to HUYA Inc. of RMB34.7 million in the same period of 2017.

Diluted net loss per ordinary share was RMB4.96 (US$0.79) for the first quarter of 2018, compared with diluted net loss per ordinary share of RMB0.42 for the same period of 2017.

Non-GAAP diluted net income per ordinary share was RMB0.35 (US$0.06) for the first quarter of 2018, compared with non-GAAP diluted net loss per ordinary share of RMB0.35 for the same period of 2017.

Balance Sheet and Cash Flows

As of March 31, 2018, the Company had cash, cash equivalents and short-term deposits of RMB4,071.6 million (US$649.1 million), compared with RMB1,035.8 million as of March 31, 2017. The increase was primarily due to funds received from our Series B financing.

Net cash provided by operating activities was RMB182.4 million (US$29.1 million) for the first quarter of 2018, compared with net cash used in operating activities of RMB138.3 million in the same period of 2017.

Recent Development

In May, Huya successfully completed its initial public offering (“IPO”) of 17,250,000 American depositary shares (“ADSs”) at a price of US$12.0 per ADS, including 2,250,000 ADSs that underwriters exercised their over-allotment options in full. Each ADS represents one Class A ordinary share. The Company received a total of approximately US$189.0 million of net proceeds from the IPO, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

Business Outlook

For the second quarter of 2018, Huya currently expects total net revenues to be in the range of RMB970 million to RMB1,000 million, representing a year-over-year growth of 110.2% and 116.7%. In addition, the Company expects to have a fair value loss on derivative liabilities of preferred shares amounting to approximately RMB2.3 billion due to an increase in our enterprise value indicated by the price of the initial public offering, which will have impact on the net income attributable to HUYA Inc. in the second quarter of 2018. This forecast reflects our current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on June 5, 2018 (8:00 AM Beijing/Hong Kong time on June 6, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
China (toll free)	400-120-6115
Elite Entry Number:	5146319

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “HUYA Inc” with the Elite Entry number as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huya.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until June 12, 2018, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10120763

About HUYA Inc.

HUYA Inc. (“Huya” or the “Company”) is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

For more information, please visit: http://ir.huya.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity (deficit), consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP operating (loss) income, non-GAAP net (loss) income attributable to HUYA Inc., non-GAAP net (loss) income attributable to ordinary shareholders, and non-GAAP basic and diluted net (loss) income per ordinary share, which are non-GAAP financial measures. Non-GAAP operating (loss) income is operating (loss) income excluding share-based compensation expenses. Non-GAAP net (loss) income attributable to HUYA Inc. is net (loss) income attributable to HUYA Inc. excluding share-based compensation expenses and fair value loss on derivative liabilities. Non-GAAP net (loss) income attributable to ordinary shareholders is net loss attributable to ordinary shareholders excluding share-based compensation expenses, fair value loss on derivative liabilities and deemed dividend to Series A redeemable convertible preferred shareholders. Non-GAAP basic and diluted net (loss) income per ordinary share is non-GAAP net (loss) income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net (loss) income per ordinary share. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) fair value loss on derivative liabilities and (iii) deemed dividend to Series A redeemable convertible preferred shareholders adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, (ii) fair value loss on derivative liabilities, which may recur in the future, and (iii) deemed dividend to Series A redeemable convertible preferred shareholders, which may recur when Huya and its affiliates enter into equity transactions. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net (loss) income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.2726 to US$1.00, the rate in effect as of March 30, 2018 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and oper-ational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. For-ward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obli-gation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-8212-0565

E-mail: ir@huya.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6202

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data)

	As of December 31,	As of March 31,
	2017	2018	2018
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	442,532	706,391	112,615
Short-term deposits	593,241	3,365,235	536,498
Accounts receivable, net	29,847	32,803	5,230
Amounts due from related parties	113,311	105,461	16,813
Prepayments and other current assets	71,376	84,983	13,548

Total current assets	1,250,307	4,294,873	684,704

Non-current assets
Deferred tax assets	—	4,464	712
Investments	10,299	375	60
Property and equipment, net	32,315	38,324	6,110
Intangible assets, net	5,620	5,272	840
Other non-current assets	2,000	33,200	5,293

Total non-current assets	50,234	81,635	13,015

Total assets	1,300,541	4,376,508	697,719

Liabilities, mezzanine equity and shareholders’ equity (deficit)
Current liabilities
Accounts payable	5,796	263	42
Deferred revenue(2)	243,419	270,946	43,195
Advances from customers	3,962	6,491	1,035
Accrued liabilities and other current liabilities	424,078	490,099	78,133
Derivative liabilities	—	899,116	143,340
Amounts due to related parties	8,395	38,089	6,072

Total current liabilities	685,650	1,705,004	271,817

Non-current liabilities
Deferred revenue(2)	45,024	48,649	7,756

Total liabilities	730,674	1,753,653	279,573

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share and per share data)

	As of December 31,	As of March 31,
	2017	2018	2018
	RMB	RMB	US$
Mezzanine equity
Series A-1 redeemable convertible preferred shares (“Preferred Shares”) (US$0.0001 par value; 17,647,058 and 17,647,058 shares authorized, issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	407,734	340,393	54,267
Series A-2 Preferred Shares (US$0.0001 par value; 4,411,765 and 4,411,765 shares authorized, issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	101,934	85,098	13,567
Series B-2 Preferred Shares (US$0.0001 par value; nil and 64,488,235 shares authorized, issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	—	2,603,946	415,130

Total mezzanine equity	509,668	3,029,437	482,964

Shareholders’ equity (deficit)
Class A ordinary shares (US$0.0001 par value; 249,957,163 Class A ordinary shares authorized as of December 31, 2017 and March 31, 2018, respectively; 992,456 and 9,374,809 Class A ordinary shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	1	6	1
Class B ordinary shares (US$0.0001 par value; 99,007,544 Class B ordinary shares authorized as of December 31, 2017 and March 31, 2018, respectively; 99,007,544 and 90,625,191 Class B ordinary shares issued and outstanding as of December 31, 2017 and March 31, 2018, respectively)	66	61	10
Additional paid-in capital	140,792	—	—
Accumulated deficit	(80,968)	(411,978)	(65,679)
Accumulated other comprehensive income	308	5,329	850

Total shareholders’ equity (deficit)	60,199	(406,582)	(64,818)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	1,300,541	4,376,508	697,719

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE (LOSS) INCOME

(All amounts in thousands, except share and per share data)

	For the three months ended March 31,
	2017	2018	2018
	RMB	RMB	US$
Net revenues(2)
Live streaming	382,641	792,784	126,388
Advertising and others	16,258	50,798	8,099

Total net revenues	398,899	843,582	134,487

Cost of revenues (1)	(382,762)	(712,533)	(113,594)

Gross profit	16,137	131,049	20,893

Operating expenses (1)
Research and development expenses	(42,392)	(51,458)	(8,204)
Sales and marketing expenses	(15,231)	(25,940)	(4,135)
General and administrative expenses	(10,190)	(35,783)	(5,705)

Total operating expenses	(67,813)	(113,181)	(18,044)

Other income	9,521	10,283	1,639

Operating (loss) income	(42,155)	28,151	4,488

Interest income	476	10,584	1,687
Fair value loss on derivative liabilities	—	(11,868)	(1,892)

(Loss) income before income tax benefits	(41,679)	26,867	4,283

Income tax benefits	—	4,464	712

(Loss) income before share of income in an equity method investment, net of income taxes	(41,679)	31,331	4,995

Share of income in an equity method investment, net of income taxes	—	76	12

Net (loss) income attributable to HUYA Inc.	(41,679)	31,407	5,007

Accretion to Preferred Shares redemption value	—	(30,581)	(4,876)
Deemed dividend to Series A Preferred Shareholders	—	(496,995)	(79,233)

Net loss attributable to ordinary shareholders	(41,679)	(496,169)	(79,102)

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE (LOSS) INCOME (CONTINUED)

(All amounts in thousands, except share and per share data)

	For the three months ended March 31,
	2017	2018	2018
	RMB	RMB	US$
Net (loss) income	(41,679)	31,407	5,007
Other comprehensive income:
Foreign currency translation adjustment, net of nil tax	—	5,021	800

Total comprehensive (loss) income attributable to HUYA Inc.	(41,679)	36,428	5,807

Net loss per ordinary share
Basic and diluted	(0.42)	(4.96)	(0.79)
Weighted average number of ordinary shares used in calculating net loss per ordinary share
Basic and diluted	100,000,000	100,000,000	100,000,000

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	For the three months ended March 31,
	2017	2018	2018
	RMB	RMB	US$
Cost of revenues	1,243	255	41
Research and development expenses	3,055	1,790	285
Sales and marketing expenses	204	418	67
General and administrative expenses	2,489	21,904	3,492

(2)	On January 1, 2018, we adopted ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Based on our assessment, the adoption of ASC 606 did not have any material impact on our consolidated financial statements.

HUYA INC.

Reconciliations of GAAP And Non-GAAP Results

(All amounts in thousands, except share and per share data)

	For the three months ended March 31,
	2017	2018	2018
	RMB	RMB	US$
Operating (loss) income	(42,155)	28,151	4,488
Share-based compensation expenses	6,991	24,367	3,885
Non-GAAP operating (loss) income	(35,164)	52,518	8,373

Net (loss) income attributable to HUYA Inc.	(41,679)	31,407	5,007
Fair value loss on derivative liabilities	—	11,868	1,892
Share-based compensation expenses	6,991	24,367	3,885
Non-GAAP net (loss) income attributable to HUYA Inc.	(34,688)	67,642	10,784

Net loss attributable to ordinary shareholders	(41,679)	(496,169)	(79,102)
Fair value loss on derivative liabilities	—	11,868	1,892
Share-based compensation expenses	6,991	24,367	3,885
Deemed dividend to Series A Preferred Shareholders	—	496,995	79,233
Non-GAAP net (loss) income attributable to ordinary shareholders	(34,688)	37,061	5,908

Non-GAAP net (loss) income per ordinary share
Basic	(0.35)	0.37	0.06
Diluted	(0.35)	0.35	0.06

Weighted average number of ordinary shares used in calculating non-GAAP net (loss) income per ordinary share
Basic	100,000,000	100,000,000	100,000,000
Diluted	100,000,000	105,381,605	105,381,605